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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      31 August 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/Richard A. Eves
By:_________________________
Name: Richard A. Eves
Title: Assistant Secretary

Date: August 31, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

on 31 August 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement to The London Stock Exchange:

DATE            DETAILS

31.8.04           Sale of four gas distribution networks and proposed £ billion one off return of capital to shareholders

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

on 31 August 2004.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

Embargoed until 0700                                                                    31 August 2004

                                              SALE OF FOUR GAS DISTRIBUTION NETWORKS AND
                                  PROPOSED 2 BILLION POUNDS ONE OFF RETURN OF CAPITAL TO SHAREHOLDERS

o        Four gas distribution networks sold for 5.8 billion pounds in cash plus c. 130m pounds of assumed liabilities:-
o        20 % premium to March 2004 Ofgem RAV *
o        14 % premium to NGT's estimated March 2005 RAV
o        2 billion pounds one off return of capital, equivalent to 65p / share
20% increase in ordinary dividend for the current year - thereafter targeting growth of 7% per annum until 2008

National Grid Transco plc ("NGT") today announces that it has reached agreement on the sale of four of its regional gas distribution networks ("distribution networks") (the "Transactions"). The total cash consideration is 5.8 billion pounds. In addition, the purchasers are assuming certain environmental and other liabilities amounting to some 130m pounds. The total enterprise value represents a 20% premium over the end March 2004 regulatory asset value of the distribution networks being sold and a 14% premium over NGT's estimate of their regulatory asset value as at 31 March 2005.

Sir John Parker, Chairman of National Grid Transco, said:
"We are delighted with the outcome of our sales process.  Having secured premium values, the Board has no hesitation in announcing a substantial return of capital and a further increase in the dividend.  The fact that these sales will also bring customer benefits makes this a positive outcome for all parties."

Roger Urwin, Chief Executive of National Grid Transco, said:
"These sales represent a further major step in the process of value creation from the National Grid and Lattice merger.  We have already delivered operational and financial out-performance in our gas distribution networks and today have convincingly demonstrated they are worth a substantial premium.  We will remain by far the largest UK gas distributor and the reshaped business will enable us to achieve the targeted reduction in controllable costs more effectively.  Today National Grid Transco is in even better shape to deliver its growth strategy and superior value."

*        Ofgem's Regulatory Asset Value as at 31 March 2004 as derived from the assumptions within both Ofgem's letter titled "Gas
Distribution Price Controls" published on 16 March 2004 and Ofgem's June 2003 "Separation of Transco's distribution price control:
Final Proposals", and inflated to nominal prices

The North of England distribution network is to be sold to a consortium led by Cheung Kong Infrastructure Holdings Limited and
including United Utilities PLC for a cash consideration of 1.4 billion pounds; the Wales and the West distribution network is to be sold to a consortium led by the Macquarie European Infrastructure Fund (a wholesale fund managed by a member of the Macquarie Bank Group), for a cash consideration of 1.2 billion pounds; and the South of England and Scotland distribution networks are to be sold to a consortium comprising Scottish and Southern Energy plc, Borealis Infrastructure Management Inc and Ontario Teachers Pension Plan for a cash consideration of 3.2 billion pounds.

In addition to West Midlands, London and East of England, NGT will retain the North West distribution network. With approximately 11 million business and home consumers, NGT will have by far the largest gas distribution business in the UK. This business will, on a proforma basis, have a combined estimated regulatory asset value of 5.6 billion pounds at March 2005. The reshaped business will more effectively achieve the 35% real reduction in controllable costs targeted by 2006/07.

Subject to completion of the Transactions, NGT will:

o        deliver a one-off  return of capital to  shareholders  of 2.0 billion pounds (with  associated  share  consolidation),  representing approximately 14% of NGT's current market capitalisation and equivalent to 65p per share;
o        recommend a 20% increase in the ordinary  dividend for the current year, to 23.7p per ordinary  share,  as well as maintaining its target of increasing ordinary dividends per share by 7% per year until 31 March 2008 from this new base; and
o        retire or repay around 2.3  billion pounds of  Transco's  indebtedness  giving a projected  gearing  level for Transco of around 50%
         debt to regulatory asset value.

It is estimated that NGT's earnings per share will be enhanced immediately following completion of the Transactions and the return of capital.

The Transactions are subject to certain regulatory consents and approvals including from the Gas and Electricity Markets Authority, the Department for Trade and Industry and the Health and Safety Executive.  Ofgem has issued a detailed timetable, which outlines the consent and approvals process and NGT is targeting completion of the Transactions in April 2005.  Completion of the Transactions is
also subject to termination rights, exercisable by each of NGT and the purchasers, in the event of defined circumstances arising which would have a material adverse impact on the distribution networks being sold. In certain of these circumstances break fees would be payable by either NGT or the purchasers.

The purchasers of the distribution networks have confirmed that all existing employee rights including pension terms will be safeguarded.

Rothschild and Morgan Stanley acted as joint financial advisers to NGT on the Transactions.  In addition, Cazenove and JP Morgan provided advice to the Board in relation to the Transactions.

Contact details

National Grid Transco:

Investors
Alexandra Lewis                               +44 (0)20 7004 3170
Terry McCormick                               +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                                 +44 (0)20 7004 3147                 +44 (0) 7836 357173(m)

Citigate Dewe Rogerson
Anthony Carlisle                               +44 (0)20 7638 9571                +44 (0)7973 611888(m)

An analyst presentation will be held at 8.45am for 9am (UK time) at JP Morgan, 10 Aldermanbury, London EC2V 7RF. A live audio webcast of the presentation will be available at www.ngtgroup.com. Alternatively, interested parties can listen to the live briefing via telephone by dialling +44 (0)20 8322 3162.

A recording will be available for one week by dialling +44 (0)20 7081 9440 followed by the PIN number: 749494. Your recording ID is
7994205.

Additional InFORMATION

UK Gas Distribution Networks

National Grid Transco's eight UK gas distribution networks take gas from NGT's high pressure National Transmission System and transport it through 275,000 kilometres of pipelines to some 21 million business and home consumers. The distribution networks are very largely discrete networks which are connected to the National Transmission System, and have a small number of connections between the individual distribution networks.

For the year ended 31 March 2004, the four distribution networks to be sold generated operating profit (Note 1) of 346 million pounds on revenues of 1,052 million pounds and as at 31 March 2004 had total assets of 2,747 million pounds.

This is broken down according to the separate purchasers as shown below:

                                                                        For year to 31 March 2004
                                        ----------------------------------------------------------
Networks                                        Operating Profit (1)              Total assets(2)
--------------------------------------------------------------------------------------------------

Scotland and South of England                             185 million pounds        1,369 million pounds

North of England                                          94 million pounds          537 million pounds

Wales and the West                                          67 million pounds          841 million pounds

Note 1   Operating profit before interest and tax
Note 2   Total assets is fixed assets plus current assets, but excluding cash

The distribution networks being sold comprise the current Transco pipeline network downstream of the National Transmission System and land, property and fleet assets, together with the distribution networks' management teams and operations, maintenance, repair, replacement and emergency workforces. Contracts, intellectual property, policies, procedures and licences are also included in the sale.

Transition  Process

To facilitate the smooth and safe transfer of ownership and separation of the distribution networks, there are a number of interim service agreements being provided by National Grid Transco to the new owners, covering key business support services, such as Systems
Operation, and Front Office Systems. Other corporate centre activities, such as Human Resources, will no longer be provided by NGT to the distribution networks being sold.

Regulatory Process

The Transactions are subject to certain regulatory consents and approvals from the Gas and Electricity Markets Authority, The
Secretary of State for Trade and Industry and the Health and Safety Executive. The Gas and Electricity Markets Authority ("the
Authority"), as the regulator for Britain's gas and electricity industries, in its role of promoting choice and value for all customers, will take its decision on whether distribution network sales should proceed in November, based on its assessment of whether the sale of the distribution networks will protect the interests of customers.

The development of the new licences and changes to Transco's existing licence will be the subject of an informal consultation document that the Authority intends to release in early September, followed by a formal 28 days consultation. During this period the
Authority will meet to determine whether it wishes to consent to the disposal by Transco of distribution network assets to distribution network companies that are wholly owned by NGT.  The Authority will then issue directions to bring into effect the modifications to Transco's existing licence and the new distribution network licences, after which Transco will apply for the new distribution network licences to be transferred to the distribution network Companies that are wholly owned by NGT.  From receipt of this application, expected by the Authority to be in December 2004 there will then be a two-month formal consultation under the Gas
Act relating to the transfer, which will allow the consultation and subsequent transfer to be completed by 1 March 2005 subject to the responses received to the consultation process.

Cautionary statement
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the US and UK businesses acquired by or merged with
National Grid Transco or to continue to realise the expected synergies from such integrations, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of any potential separation and disposal by National Grid Transco of any UK gas distribution network(s) and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.  For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the Directors' Operating and Financial Review section filed with its most recent Annual Report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.